Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: June 3, 2021

eToro

Investor Update

June 2021

‘eToro’

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V ("Fintech V") and eToro Group Ltd., and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as " estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro's present and future plans for its business and operations and eToro's expectations as to market results and conditions; are based on various assumptions, whether or not identified in this presentation, and on the current expectations of eToro's and FinTech V's management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V's public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro's business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro's estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which the eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro's operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to maintain the listing of eToro's securities on the Nasdaq Capital Market; the fact that the price of eToro's securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of FinTech V's registration statement on Form S-1 (File No. 333-249646) (the "Form S-1"), eToro's registration statement on Form F-4 (when available) and other documents if and when filed by eToro or FinTech V from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro's and FinTech V's expectations, plans or forecasts of future events and views as of the date of this presentation. eToro and FinTech V anticipate that subsequent events and developments will cause eToro's and FinTech V's assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

No Offer or Solicitation

This presentation is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Disclaimer

Additional Information about the Business Combination and Where to Find It

As permitted by the Jumpstart Our Business Startups Act of 2012, or JOBS Act, the Company has confidentially submitted a draft registration statement on Form F-4 to the SEC, which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to FinTech V stockholders in connection with the solicitation of proxies for the vote by the stockholders on the merger and the prospectus to be delivered by FinTech V in connection with the distribution of its securities to such holders. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V's stockholders, eToro's shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V's Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 30,2021, or eToro's Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V's stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC's website at www.sec.gov.

Trademarks and Trade Names

eToro and Fintech V own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with eToro or Fintech V, or an endorsement or sponsorship by or of eToro or Fintech V. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that eToro or Fintech V will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

eToro at a glance*

20.6M
Registered users

100+
Countries

1,200
Employees



5.6M
8.1M
10.0M
12.3M
17.5M
20.6M
2016
2017
2018
2019
2020
Q1 2021

Registered users - number of users at the end of the period

Funded accounts by region

1.5M
Funded accounts
As of March 31, 2021



Region	Share
Europe	69%
Asia Pacific	17%
Americas	9%
Middle East & Africa	5%

(*) As of March 31, 2021

The strong momentum continues in 2021

New registered users


Q1-2021
3.1M
Q1-2020
1M
214%

Trades


Q1-2021
210M
Q1-2020
63M
233%

Letter from the CEO

Dear investors and partners,

I'm excited to share an update with you. Our record growth in 2020 further accelerated in Q1 2021 with 3.1 million new registered users joining eToro, a 214% increase compared with Q1 2020.

eToro now has over 20 million registered users across more than 100 countries, is localized in more than 20 languages, and continues to expand its product offering and global presence.

This update includes a number of key performance indicators (KPIs) for Q1 2021 as well as financial information derived from our 2020 audited financial statements. In 2020, eToro generated total commissions of $602 million and net trading income of $550 million. We will publish our Q1 2021 financial reports in the coming weeks.

Global markets had a strong start to the year, and we've seen elevated trading activity for equities and cryptoassets on our platform. In Q1 2021 the total number of trades executed on eToro surpassed 210 million, a 233% increase compared with Q1 2020.

There is no doubt that crypto markets are highly volatile and will continue to be so for the foreseeable future. As increased adoption by retail and institutional investors continues, the cryptoasset ecosystem is rapidly evolving and maturing.

eToro continues to expand its crypto offering enabling users to diversify their crypto exposure. We have added seven new cryptoassets so far this year with more planned for the coming months.

Following the mid-March announcement of our plans to become publicly traded through a business combination with FinTech Acquisition Corp. V, we recently filed a confidential submission of a draft registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC).

We continue to target Q3 for the close of the business combination, subject to the customary closing conditions.

>



As part of the ongoing efforts to scale our business, Dr. Hedva Ber, Israel's former Banking Supervisor, recently joined eToro's senior leadership team as Global COO and Deputy CEO, alongside Shalom Berkovitz, eToro's CFO and Deputy CEO, who oversees the company's global finance teams as well as eToro's activity in the UK, US, and Asia. Dr. Ber will lead eToro's operational infrastructure, corporate governance, compliance, and regulatory affairs, legal, risk management and social responsibility.

As eToro continues to grow, we remain focused on our mission to empower people to grow their knowledge and wealth as part of a global community of investors. We firmly believe that increased retail participation in capital markets is here to stay.

eToro's commitment to revolutionize the way people invest, to enhance investors' financial education, and encourage long-term, responsible investing means we are well-positioned to be at the heart of this sea change in financial markets.

We are grateful for the trust our users, investors and partners have placed in us, and look forward to continued success in 2021 and beyond.

Yoni Assia

Co-Founder & CEO
June 3, 2021

eToro

Our vision

Opening the global markets for everyone
to trade and invest in a simple and transparent way

Our mission

Building the world's largest social trading network
to empower people to trade and invest in stocks,
crypto and global markets, copy top traders and get copied



ACTIVISION
salesforce
AMD
PETSMART

eToro

We created a new category and we're dominating it


Portfolio
Stats
eToro
Social Trading

The eToro platform has a multitude of social features which allow users to interact, access financial education materials, encourage engagement and make the financial markets more accessible. The notable aspects of eToro's social network include the ability of users to upload, post and comment and allow users to create profiles and engage with eToro's dynamic Newsfeed. A user's profile on eToro is their way of presenting themselves to the eToro community and includes a biography and statistics about their trading habits as well as their activity on the eToro Newsfeed.

We're passionate about finance and technology


Activity Feed
Key Statistics









2007
eToro is founded

2010
Launched the **social trading** network and **CopyTrader™**

2013
Introduced **bitcoin** to the platform

2015
Converging the eToro experience into **a single cross device application**

2017
Launched **CopyPortfolios ™** and additional **cryptoassets**

2019
Launched **Zero commission** stocks and expanded to the **US**

2021
Launched **eToro Money**

Global footprint



Blockchain lab
R&D center
LOCAL OFFICE
FINANCIAL CONDUCT AUTHORITY
LOCAL OFFICE
FINRA
Mobile development office
LOCAL OFFICE
CYPRUS SECURITIES AND EXCHANGE COMMISSION
Headquarters
and main R&D center
LOCAL OFFICE
GIBRALTAR FINANCIAL SERVICES COMMISSION
LOCAL OFFICE
ASIC
IN APPLICATION PROCESS
ABU DHABI GLOBAL MARKET
MAS Monetary Authority of Singapore

eToro

A growing community of investors who connect and learn from each other

Registered users have access to a free **virtual account** allowing them to **practice their investing skills** and, once they have acquired confidence, progress to investing real capital.



174K
425K
1.1M
1.9M
2.5M
3.3M
4.0M
4.7M
5.6M
8.1M
10.0M
12.3M
17.5M
20.6M
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Q1 2021
Registered users
Number of users at the end of the period

Product

eToro

Our product

Click here to view our product demo



Multi-asset


%

Commission-free stock investing


Activity Feed
Key Statistics

Social



Cryptoassets


Portfolio

Portfolios


eToro
VISA

eToro Money

eToro

Multi asset investment platform

eToro is an investment platform built around social collaboration and investor education where users can connect, share, and learn

eToro's users can choose from a broad range of asset classes to invest in, including commission-free fractional shares and cryptoassets.
A suite of innovative products and features provides a choice of how to invest, and users can trade directly themselves, copy another investor or invest in a portfolio.

Our commission-free stocks offering continues to expand and will be available for US users later this year.


Search
DOW 30
29,915.44
S&P 500
3,443.44
NASDAQ
11,590.44
OIL
45.44
Investment Opportunities
lobal Markets
FEATURED
3,138.86
GOOG
Alphabet
1,901.05
NIKE
Nike
ETFs
Stocks
Crypto
9:41
$672.84
AVAILABLE
$266.11
PROFIT
$35,644.95
EQUITY
My Watchlist
MARKET
CHART
PRICE
AAPL
Apple Inc
255.42
7.06 (2.84%)
FB
Facebook
193.62
1.97 (1.03%)
GOLD
GOLD
186.79
-0.78 (-0.05%)
TRX
TRON
0.0193
0.01 (7.03%)
PEOPLE
RISK
CHANGE
Ethano
Ethan Pierce
3
27.81%

eToro

Popular Investors

With eToro's CopyTrader technology, users can automatically replicate other investors' strategies in real time. Investors who meet the criteria to become "Popular Investors" receive payments that increase as they rise through the program's ranks.

- eToro has more than 1,600 Popular Investors*.
- We continue to see a growing number of financial professionals joining eToro's Popular Investor Program.
- Popular Investors need to meet a number of criteria, including having a proven track record of investing on eToro, a transparent investment philosophy, regular communication with the investors, and compliance with certain risk parameters set by eToro.

(*) As of March 31, 2021



ELITE
Lena Birse
ELITE PRO
Jay Edward Smith
Mariano Daniel Pardo
ELITE
Heloise Greeff

eToro

CopyPortfolios™

eToro's portfolios ("CopyPortfolios™") group assets or investors together based on a predetermined theme or strategy, such as: the 5G revolution, foodtech, driverless cars and more. Some portfolios utilize advanced algorithms, machine learning and AI to build investment strategies and curate assets to form particular CopyPortfolios™ based on market conditions.

These ready-made strategic portfolios make it easy for anyone, from active traders to passive investors, to buy into thoroughly researched and diversified market opportunities.

eToro launched five new portfolios in recent months and offers more than 60* CopyPortfolios™ for its users to invest in.

Diversified ready made Portfolios	Professionally managed and curated	No management fees



+8
7
RISK
OutSmartNSDQ
Nasdaq Smart Beta
+8
4
RISK
CryptoPortfolio
Crypto by Market Cap

(*) As of March 31, 2021

Holistic crypto investing experience

The eToro platform offers users the opportunity to buy and hold a wide range of cryptoassets alongside traditional asset classes

eToro continues to expand its crypto offering and related services. Seven new cryptoassets were added to the platform in recent months.

eToro offers a cryptoassets wallet which enables eligible users to transfer a number of cryptoassets from their eToro investment account to their wallet and from there send them anywhere on the blockchain.

eToro offers staking, a feature that enables users who own certain cryptoassets on the eToro platform to earn rewards proportional to the amount of the underlying cryptoassets held.



eToro

eToro Money

In 2021, eToro introduced an eToro debit card, which connects directly to users' eToro investment account and enables instant deposits and withdrawals along with additional money services.

The eToro debit card is currently in limited beta in the U.K., and is expected to be available to eToro users in the E.U. in the second half of 2021.

Instant deposit/ withdrawal

Competitive currency conversion rates

No withdrawal fees



eToro
Money
£36,524.82
ACCOUNT BALANCE
Your Monthly Expense Bill
Recurring Payment
December Water Bill
Online Payment
Asos ltd.
Online Payment
Netflix Montly Subsc
Debit Charge
Coffee Louise
Online Payments
Amazon Prime Subsc
eToro
VISA
Debit

KPIs & Financials

eToro

Registered users

eToro tracks the number of registered users in order to understand the magnitude of eToro's social network and indicate eToro's scale

Registered users are all users who have created an account with a username, password, and an email on the eToro platform.

Registered users can engage and interact with other investors on eToro's social network and access eToro's educational resources including the free virtual account which allows them to practice their investing skills risk free.

A proportion of registered users go on to fund their account and trade or invest on eToro. eToro's marketing strategy targets both the growth of registered users and the conversion of registered users to funded accounts, which is fundamental to eToro's business strategy.



12.3 million
17.5 million
20.6 million
2019
2020
Q1 2021

Registered users - number of users at the end of the period

eToro

New registered users

New registered users are all users who created their account on eToro during the reported period

The growth in new registered users represents increased user interest in eToro's platform and the expansion of eToro's social network.

In 2019 and 2020, eToro added over two million and over five million new registered users respectively.

Momentum is accelerating in fiscal 2021, in the first quarter eToro added over three million new registered users.



5.2 million
2.3 million
3.1 million
Q1
Q1
2019
2020
Q1 2021

Q1 2019 registrations - **397K**; Q1 2020 registrations - **993K**

'eToro'

Funded accounts

Funded accounts represent the top level of eToro's user acquisition funnel and are the users from whom eToro generates total commissions

Funded accounts are registered users who have completed KYC and AML assessments and other onboarding processes, activated their account, executed at least one trade and have a positive account balance.

Funded accounts increased substantially during fiscal 2020, from 0.5 million in 2019 to 1.0 million in 2020. This increase is closely correlated with the increase in registered users during the period. The positive momentum continued during Q1 2021, as of March 31, 2021, eToro had 1.5 million funded accounts.

eToro's growth during this period was driven by the strength and breadth of its product offering which enabled it to attract and retain users globally as more retail investors engaged with global markets.


0.5 million
1.0 million
1.5 million
2019
2020
Q1 2021

Funded accounts for the end of the period

eToro

Funded accounts distribution by region

eToro has a global footprint, offering services to users in over 100 countries via a platform which is localized in more than 20 languages. eToro's product offering includes assets from more than a dozen of the world's leading stock exchanges

How funded accounts are distributed by region is a measure of eToro's global presence and penetration into new and existing markets. It is driven by the breadth of eToro's products and services, its investment in marketing, its ability to adapt to global regulatory environments and the overall adoption of online investment platforms.

Europe and the U.K. have been priority markets for eToro since its founding in 2007. They have remained strategic markets for eToro and represent 69% of its funded accounts as of March 31, 2021.

Asia-Pacific represents 17% of its funded accounts as of March 31, 2021.

eToro's Americas business, which includes the U.S. and Latin America, represents 9% of funded accounts as of March 31, 2021. Launched in 2019, eToro's offering in the U.S. is currently limited to cryptoassets and social trading and has grown in 2020, in line with increased eToro brand awareness and rising interest in cryptoassets.


5%
9%
17%
69%
As of March 31,
2021
Europe
Asia Pacific
Americas
Middle East & Africa

eToro

Trades

Trades represent the quantity of new trades that were placed by users and executed by eToro during the reporting period. Trades include both self-directed and copy trades

There are several factors that contribute to changes in trading activity, including, but not limited to, retail investors' interest in capital markets and in particular asset classes as well as changes in broader market sentiment.

While eToro has experienced periods of low and high trading activity driven by rising or declining retail investor interest in certain asset classes, the diversity of assets on eToro's platform provides a natural hedge against lower trading activity in one particular asset.

Significant events in 2020 which impacted user engagement and resulted in elevated trading activity included: (1) the equity market's reaction to the emergence of COVID-19 in March 2020; (2) the price of oil futures turning negative for the first time in history in April 2020; and (3) the cryptoassets market rally from November 2020.

In 2019 and 2020, users executed 91 million and 326 million trades respectively on the eToro platform. In the first quarter of fiscal 2021, this rose to 210 million trades executed on the eToro platform, primarily driven by the increased interest in eToro's equities and cryptoassets offering as well as the elevated retail participation in capital markets.



326 million
210 million
91 million
Q1
Q1
2019
2020
Q1 2021

Q1 2019 Trades - **20M**; Q1 2020 Trades - **63M**

eToro

Total commissions

Total commissions are comprised of commissions from trading activity, interest and other charges

Commissions from trading activity

Commissions from trading activity include the spread, which is the difference between the buy and sell price of a certain asset or derivative, and it is charged and collected when a trade is executed by a user. The spread may be fixed or variable and may change as a correlation to market prices. Commissions from trading activity are derived from equities, cryptoassets, commodities and currencies traded as an asset or as a derivative related to different underlying asset types. Commissions from trading activity are the primary source of eToro's total commissions today. As a result, eToro's total commissions are correlated with the overall trading activity in the asset classes offered on the platform.

Interest

Interest is charged on margin positions (leveraged or short positions) which remain open overnight. This is essentially an interest payment to cover the cost of the margin used overnight, and it is charged in relation to the notional value of the position.

Other charges

Other fees mainly include currency conversion and other income.



$602 million
$36 million
$43 million
$523 million
$245 million
$21 million
$30 million
$194 million
2019
2020

eToro

Balance sheet

December 31, 2020*

U.S. dollars in thousands

Current assets

Cash and cash equivalents	71,118
Restricted cash	6,161
Counterparties	194,138
Cryptoassets	87,022
Receivable from users	46,664
Loans to users	40,057
Other receivables and prepaid exp.	51,697
	496,857

Non-current assets

Restricted cash	213
Right of use assets	18,540
Property and equipment, net	7,334
Goodwill and other intangible assets	6,533
Deferred taxes	1,894
	34,514
Total assets	531,371

Current liabilities

Accounts payable	4,755
Current maturities of lease liabilities	2,182
Payable to users	3,484
Accrued expenses and other payables	111,550
	121,971

Non-current liabilities

Employee benefit liabilities, net	1,071
Long-term lease liabilities	22,243
	23,314

Shareholders' equity

Common share premium	21,736
Preferred share premium	156,110
Retained earnings	208,240
	386,086
Total liabilities & equity	531,371

(*) Information is derived from the audited financial statements of the company

eToro

Annual P&L

Consolidated statements of profit or loss (U.S. dollars in thousands, except per share data)	2019	2020
Net trading income	**252,450**	**550,107**
Research and development expenses	42,057	65,084
Selling and marketing expenses	144,986	260,920
General, administrative and operating expenses	64,011	136,931
Total operating expenses	**251,054**	**462,935**
Operating income	**1,396**	**87,172**
Finance income	2,769	1,445
Finance expense	5,588	2,884
Income (loss) before taxes on income (tax benefit)	**(1,423)**	**85,733**
Taxes on income (tax benefit)	(4,172)	2,877
Net income	**2,749**	**82,856**
Total comprehensive income	**2,749**	**82,856**
Basic income per common share	0.16	4.80
Diluted income per common share	0.15	4.41

(*) Information is derived from the audited financial statements of the company

eToro

Adjusted EBITDA

eToro's management team uses Adjusted EBITDA, a non-IFRS financial measure, to evaluate its operating performance and make strategic decisions

Reconciliation of net income to adjusted EBITDA (U.S. dollars in thousands):	2019	2020
Net income	**2,749**	**82,856**
Taxes on income (tax benefit)	(4,172)	2,877
Finance income	(2,769)	(1,445)
Finance expense	5,588	2,884
Operating income	**1,396**	**87,172**
Share-based payment expense	4,251	4,765
Depreciation and amortization	3,842	5,406
Employee non-cash expense	693	1,830
Adjusted EBITDA	**10,182**	**99,173**

Thank you

Contact us: investors@etoro.com